Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

VOLUNTARY ANNOUNCEMENT

INCLUSION OF THE COMPANY AS AN ELIGIBLE STOCK OF THE SHENZHEN-HONG KONG STOCK CONNECT

This announcement is made by XPeng Inc. (the “Company”) on a voluntary basis to provide its shareholders and potential investors with information in relation to the latest development of the Company.

The Company is pleased to announce that the Class A ordinary shares of the Company have been included as eligible stocks of the Shenzhen-Hong Kong Stock Connect with effect from February 9, 2022, pursuant to the Announcement on Adjustment of the Stock List of the Shenzhen-Hong Kong Stock Connect issued by the Shenzhen Stock Exchange on February 9, 2022.

The Company believes the inclusion of the Company in the trading mechanism of the Shenzhen-Hong Kong Stock Connect programme will allow the Company to access a broader investor base in Mainland China and increase the trading liquidity of the shares of the Company, which would result in realization of the value of investment in the Company and further enhancement of the Company’s brand awareness.

The Company would like to thank the shareholders and investors of the Company for their continued support. The Company will continue to strive to develop its business and create value for its shareholders.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

                                         By order of the Board

                                         XPeng Inc.

                                         Xiaopeng He

                                         Chairman

Hong Kong, Wednesday, February 9, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive Directors, Mr. Jun Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only

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